GESHER I ACQUISITION CORP.

Hagag Towers, North Tower, Floor 24

Haarba 28

Tel Aviv, Israel 6473925

October 6, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gesher I Acquisition Corp.
Registration Statement on Form S-1
File No. 333-259253

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Gesher I Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern Time, on Tuesday, October 12, 2021, or as soon thereafter as practicable.

Sincerely,

GESHER I ACQUISITION CORP.

/s/ Ezra Gardner
Ezra Gardner
Chief Executive Officer